Filed by CareFusion Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: CareFusion Corporation

(Commission File No. 001-34273)

The following is a transcript of a video made available to employees of CareFusion Corp.

Speaker: Ladies and Gentlemen, please welcome to the stage Chairman and CEO Kieran Gallahue.

Kieran Gallahue: Hello. Thanks everybody. Well, ah, good morning or good afternoon or good night, depending on where you are in the world, because this is being broadcast to team members throughout the globe. So, if you are in Australia, New Zealand, if you are in Asia and you are tuning in, congratulations and get some rest. But thank you. But thanks for making time from your busy schedule. I know it’s always very difficult. And I can assure you this is a meeting that I never thought that we were going to have, quite frankly. But nonetheless I think that it’s one over time that the team will look back on and understand the value and the strength that we’re building. So what I would like to do today, we are going to start with just giving a little bit of background on why this makes sense, and we are going to do it the way we always do it. We are going to start with patients and customers and talk about what that means for patients and customers. Then we are going to talk about shareholders. Jim Hinrichs is going to come up and talk a little bit about the transaction from a shareholder perspective. And then we are going to finish with talking about what it means for the team from a cultural perspective and from an opportunity perspective. We are going to try to keep all of that reasonably short because what we really want to do is to have a conversation, to allow Q&A. We’ve already had a lot of questions that have come in. That are going to allow us to address those. You know what we have always tried to do is to err on the side of over-communication, and so we are going to try as much as we can to keep you as in the loop because I think the hardest thing in these processes is lack of information. And there will always be some level of that but we are going to try the best we can to keep you as informed as possible. So what we are going to have, today is this simulcast where it goes all throughout the world. Then we are going to have on Wednesday, that’s tomorrow already, we are going to have the integration leaders from BD and the CEO of BD be introduced in Vernon Hills so there could be a Q&A session there. Then we are going to be back in this room, so I know there is a lot of questions around whether or not Thursday was a redundant meeting or not. It is not. It is a different meeting. We are going to invite everyone back here in San Diego perspective with those BD, with the CEO, and some leadership team, so you can ask them questions very directly. And then of course we will be updating people as the process ensues. Okay? So again the idea is as quickly as possible we want to get information in front of you.

Now, before we start, I do want to acknowledge that there, you probably are going to go through range of emotions around, you know, “A” questions, “Why are we doing this?” There is going to be, “What does it mean for me?” It is not unlikely that there will be, you know, “We are having so much fun,” so, you know, maybe a little bit of anger at times or sadness, and I think there is also going to be feelings over time about understanding the strength and the goodness of this. I think there is going to be excitement. I just want to acknowledge up front that it is very natural to go through a range, that different people are going to go through at different times. I encourage you to talk about it and I also encourage you to just take your time because, you know, sometimes things just take a little bit of time to settle in. And then we get back to business, we get back to our lives and most importantly, we get back to serving patients which is what we’re here for. I personally have been asked how I feel about it. And, it’s bittersweet, to be honest with you. You know. I’ve frequently talked to you about when we talked about the stages of this company’s growth. Right? About when CareFusion spun out of Cardinal it was sort of like a, it was like a teenager leaving home. Right? You know, it was this young organization and all the confusion that came with that, the hard work that came with that, and, you know, the idea, that we thought we had mom and dad’s checkbook, we had to change things, right? We kind of talked about that whole situation. And so for me, and maybe I think about this because I have daughters that are at a certain age, but to me, it almost feels like my daughter’s getting married. You know. It is sort of like I’ve got my baby. I love her. She is always going to be part of me, but I also know that there comes a time when life moves on and that there is something better for her. And that I will always be there, I’ll always be watching, I’ll always want to be part of it. But I also know that this is the best thing, and so, to me, that is what kind of what captures the way I feel and what I want to do is move on as quickly as possible to be excited for her and to be excited for her new life because I think it is going to be a wonderful one and that is really the way that I feel. Okay? So with that, let’s, uh, before I get all verklempt.

Let’s move on to discussing why this makes sense and why we are doing this and why it is good for patients. So you know what we’ve been going through, we’ve talked about this many times, that CareFusion has been going through this three-phase process. The first phase being stand up. The second phase, which is the journey we have been on the last couple of years, was building a foundation for growth and there was a lot of hard work around that. A lot of it was around trying to get our costs aligned, it was trying to shift where we were investing money and moving it out of those areas that don’t affect patients and don’t improve the customer experience and trying to move it over to a place that does affect it. We talked about how have had significantly increased, as an example, our investment in research and development and our expectation that we will continue to, as we look forward. This year as an example, within procedure solutions, how we have budgeted and will continue to spend at a 30% greater rate than we had in prior year. Right? So this was a whole process of trying to get ourselves ready for increasing our breadth, increasing our reach. And a big part of that of course was also our international reach because part of that investment was planting a flag in different locations. As an example, eight acquisitions over that time period, almost all of them had something to do or were exclusively oriented towards non-U.S. markets because at the time when we started this, we were 80% U.S. revenues, 20% outside U.S. (O.U.S.). We’ve moved the needle a bit 25/75 but it was all about how do we expand our reach so we can touch the lives of every patient around the globe. Right? We recognize that as we did that, it’s a slow process. Organically is always very difficult. You always want to do it organically because it’s the most sticky. But, it frequently takes you decades in order to gain the knowledge, get the scale, get the products right, and then be able to have the customer acceptance and continue to build on it. And that’s why we began the acquisition process. That’s why we bought Intermed down in Brazil, That’s why we bought Rhoa over in Germany. UK Medical. We can go through the list. Right? And, of course, most recently, with the Vital Signs acquisition, it was a very balanced business both inside the US and outside, and it was starting to give us scale in parts of the globe we didn’t have. Organically, you saw that we hired a number of people. We have vastly expanded the size of our organization in China, as an example. We recently established an RD presence there. So, we’re taking all these steps to try to build a foundation. But we also understand that it is the slow road of getting there. And we have a world that is changing very quickly. We’ve talked about how customers around the globe are feeling the financial constraints of aging populations. The explosion in chronic disorders. Or, if you are in an emerging market, access to any level of quality care. And part of our mission, part of our objective is to figure out how we reach those people more quickly and adapt and change with a market that is changing at a very rapid pace. In fact, at a more rapid pace it seems every day. And so, you saw rumors in the newspaper about us looking at very large-scale acquisitions. You heard us positioning with the investment community. That we had built a foundation and with that foundation we could now acquire much chunkier types of assets. And, we were talking that way, the rumors existed because as you might imagine, we were kicking a lot of tires. We were looking hard at the right kinds of assets. But you have to find products that fit strategically. That have good products that customers want. And you have to find it at terms where you can afford to buy these things. Right? You have to have either willing sellers or you have to have prices that you are returning at the right levels to your shareholders. You just can’t be loosey goosey with that stuff. So, we were in the process of a long time, we continue to be because we believe in scale. We know that scale matters and we know that scale matters around the globe.

That’s exactly what we saw BD thinking about. Alright? So, if you look at BD. This is a map for those of you who can see it. Right? That shows where our revenues are and where their revenues are. So we’ve got, after all our hard work, we still have 75% of our revenues in the U.S. A very important marketplace. Very important marketplace. 25% outside of the U.S., of which 5% of our total revenues are in emerging markets. Those markets which we all acknowledge represent the most opportunities to growth for our products. It is not that we don’t have a lot of products which are applicable. It has nothing to do with that. It has whether we have an organization in place that is of scale enough to be able to address the needs of those customers. You look at Beck and Dickinson. Right? A company that has been around for about 110 years, 120 years. Right? So, this is not an organization which, which was created recently.

They’ve been investing literally for decades in building out their emerging markets and O.U.S. presence. So today, even though they are headquartered in New Jersey, 60% of their revenues actually come from outside the U.S. And, very importantly, 25% of all their company revenues come from emerging markets. So, you think about the complementary nature. They love the fact that in the U.S., our market share is quite high in the areas that compete. They love the fact that we have access to the C suites, the CEOs, the CIOs, the CNOs. On the other hand, we can greatly value from the access, relationships and scale that they have in markets across the globe that represent opportunities for our technologies, our products and our solutions.

Now, from a product perspective. It’s actually quite interesting. We fit together like two pieces of a jigsaw puzzle with very little overlap, but abutting each other in a very complementary way. They’ve got three parts to their business. Not all equally sized. Let’s start from the right. It’s the biosciences and the BD Diagnostics. Two important strategic product lines for them. Then they have the BD Medical, which is the part of the business that we fit with. Okay? So, we will be combining with and merging with that side of their business, the BD Medical business. They have a broad range of products around what they call medication management. I am going to show you a slide now that is going to be hard for you to read. You can see it online. But it gives you a little bit a sense, based on all the little dots that you see. When we talk about medication management, we’ve created that term particularly around the medical systems side of our business. Right? Both the software and the electro-mechanical devices that are associated with the storage and transport of medications, as well as the preparation of medications now with Smartworks. We talk about that for detection surveillance technologies, as well. When they talk about medication management, you are going to hear them talking a lot about medication management, they think about it from where we start and where we think about it all the way to the vein. Right? So, they include catheters. They include all the plastic bits and pieces that are so important to maintain safety. They include things like kino safety products for or closed system transfer devices to safely reconstitute and transport dangerous substances. Okay? So, you are going to hear them talk a lot about it. It’s a good example of where we are going to use terms a little bit differently, and I encourage you to keep an open mind and understand how they are looking at that. Okay? So, we have very complementary product lines and what you’re going to hear them talk a lot about is the development of solutions that make care more safe and more seamless. Lots more to come on that but let me take a step back for a second, ask Jim to come up and talk a little bit about the shareholder reaction and what this means for shareholders. Alright? Thanks Jim.

Jim Hinrichs: Thank you Kieran. Good morning everyone. Good afternoon, if you are dialing in from different parts of the world. Umm, I have the easy part. That’s talking about what shareholders think of this. What this means to shareholders. It’s pretty matter-of-fact and as you’ll see in the slide, it is pretty clearly positive for shareholders. First, the facts of the matter, what are the terms of the merger? It is a 100% acquisition of CareFusion by Beck and Dickinson for $58 a share. Consideration will be mixed. So, it is part cash, part stock. It is $49 in cash at close and the rest in Beck & Dickinson stock. Which for each share you get $49 in cash and 0.0777 shares of Beck & Dickinson stock. So, what that means is if you own CareFusion stock, if Beck & Dickinson stock goes up, which it has in the last two days because of this great acquisition they’ve just made, the value of that consideration will be slightly greater at close. The deal has not closed yet and we have signed the definitive agreement. It will close in several months. We believe that’s probably sometime in the first half of calendar year, next year, calendar year ’15. It is subject to shareholder approval. So, our shareholders have to approve it.

And, also subject to certain regulatory approvals. Things like antitrust and other things that need to be worked through around the globe. We certainly don’t consider any of these things to be impediments. We believe all of these things will happen quite handily. Umm, and the agreement that we filed, the Definitive Merger Agreement between the two companies, actually is a public document and it will be filed, I think it was filed actually, yesterday. If not it will be. It was filed yesterday. Thanks Joan. It was filed yesterday, so it is something that you can go look at if you’d like to. If you are interested in reading very long legal documents.

If you are a stockholder, what do you think of this? I don’t think I need to speak. This is really obvious. This is really positive for our shareholders. If you look at this chart up here, particularly in the last two to three years you see the orange line, which is CareFusion, you see the blue line, which is the S&P 500, which is an index that sort of represents the broad U.S. market, and you then see the Vanguard Healthcare Index, which is a portfolio of healthcare companies, which is probably the best comparison for CareFusion. And what every shareholder wants to see, what every investor wants to see is what they call Alpha. And that Alpha is simply the separation between our line and the market or the index to which we compare ourselves. And so, you can see from this chart, there is a lot of alpha there, particularly in the last two to three years. This group of people, everybody on the phone, everybody in this room have contributed to creating this massive alpha and you see that, even before the giant spike at the end here, you see a considerable separation because of all the value that this group of people, this group of employees has created. So, I will tell you that, and I am about to show you a slide of what analysts think of this thing, and these are             analysts that publish research notes. I think just as importantly, more importantly, what do our shareholders, the owners of this company think. I have probably received and I know Kieran has as well, three dozen notes from shareholders saying, you know, fantastic job. You guys, meaning the CareFusion employees, have created massive value for us and we thank you for it. Please extend my thanks to the team. So, I don’t want to let the moment pass without saying that from them to you. This has been for the shareholders an unbelievably positive thing and it’s because of every single employee, every single person in this room, every single person on the phone. You guys have done a phenomenal job, so thank you.

What did analysts have to say? Interesting. Medtech consolidation continues: sometimes bigger is better. So there is this feeling in medical devices that scale matters more. We have been preaching that now for three years. Other companies are now starting to preach it. The world with the consolidating customers is seeing that scale really matters. Umm, next one, Beck & Dickinson as an Acquirer is not all that shocking; CareFusion as a target a bit more of a surprise. Brian Weinstein: I didn’t see that one coming. Umm, and so, a couple of people have said, “Gee, guys, I thought you guys were going to be the acquiror, I never thought Beck & Dickinson would do such a big deal because before this Beck & Dickinson had been a kind of a plug-in, tuck-in acquiror, not a big transformative deal kind of acquirer. Obviously, that has changed. We all believe we need more scale in this market. Kieran just mentioned that. More evidence that scale matters. And this last one I thought was really interesting. David Lewis, who has kind of been kind a fan of us over times and kind of a not a fan of us over times. Very analytical guy. Says we see the financial profile as optically superior to the Medtronic-Covidien deal. So, this was, and I had a number of people say to me, of all the mergers in MedTech that we’ve seen over the last couple of years, this one makes the most sense strategically to me. I have had that said to me a couple of times. So, that’s sort of a summary of what analysts had to say, what investors had to say. I am going to turn it back over to Kieran in one minute. I actually want to say something myself. I don’t have daughters; I have sons and they can’t get out of the house fast enough. But, I will say, I don’t know if I will be in front of this group again, speaking. I hope I am, but I might not be, and I don’t want to let the moment pass without saying a personal thank you. This has been, I have been with this company for ten years. I have been part of CareFusion for five since the day we spun off and there hasn’t been one day that I ever dreaded getting up and coming to work. I have enjoyed every single day. It has been the best five years of my career. That is not the norm. I know that and am grateful for it, and, as Kieran said, I am 100% certain this is the right deal for CareFusion. I am 100% certain this will allow the company to more rapidly reach its full potential. It’s a massive accelerator of everything we’ve said we wanted to do. It’s the right fit. These are good people. It’s perfect. But, I can also, it would be dishonest for me to say, personally, that there is not a feeling of a little bit of sadness because I really do love this place. It is a fantastic, it’s been a fantastic five years. So, thank you. It has been an absolute honor every quarter to get up here and tell y’all what you’ve accomplished every single quarter and I am going to give it back to Kieran.

Kieran Gallahue: What do you replace Hinrich’s headlines with? What do you think? Okay. So, I wanted to go on now and talk a little bit about what should be on your mind, which is teams and employees and opportunities, etc. What will become clear over time. So, let’s start with what is this combined firm gonna look like because it always starts from that base. So, you’ve got a company that combined is gonna have $12 billion in revenue. It’s gonna be the fifth largest medtech company in the world. In an environment where scale matters, that’s scale. And it’s not because it’s spread out among many different pieces that don’t integrate well. It’s because it’s focused and because it has the opportunity to serve needs in a very different way. The combined R&D investment will be $700 million. That is a lot of money to create innovation for the marketplace. And one of the things that they have been very clear, and we have been sitting in on investor calls the last couple of days. And, what we try to do is do the announcement together and let them go off and do their investor tour. But, we wanted to make sure that we did this in a combined way. So, one of the things that they have been very clear about is that, first of all, they spend a higher percentage of revenues on R&D than we do. So, they are very comfortable at the level that we’re at, if not looking to increase it over time. So, you wanna be in an environment that understands, appreciates and invests in innovation. There will be about 50,000 points of care, 120 countries, and there will be about 45,000 employees. What that means for you is this is a stable company. This is a company that is going to have incredible staying power. It’s a company that’s been around for over 100 years, and it represents scale which represents opportunities. I can tell you that in the early work that we have been doing with them on integration. They have and you’re going to meet some of these people later in the week. Their Chief Operating Officer, Bill Cosey, is going to run it from their side. And, he told me he says listen, we had some people walking around talking about this acquisition. And they have banned the word. They said, it is not an acquisition, it is a merger. And, we’re going to get people from both teams together. We have no predetermined mechanism that we say it’s going to look exactly like this or this person is going to do that. We are going to look at creating the best of all opportunities. Probably, the best way to describe that. Remember that medical system segment where we are going to report. There is a guy named Tom Pollin who runs that today. He came in through an acquisition or . . . merger. So, I think what we’re going to find here over time is that there is a great opportunity. Of course, that only matters if you have aligned values. We have talked a lot about this recently. What kind of people are they? I will say, look, when you’re doing a transaction, you start getting into a certain mode. And by its nature there are winners and losers on either side during that part of the process. So, there is tension. So, we, it’s like being in a sports game. You kind of sort of go at each other for a little bit and you try to make sure we are trying to, make sure we protect people, you know, the employees, the broad base around the company. We, you know, make sure that our baby is going to be safe and all those fun things. Right? But, I will tell you that they always acted ethically. And when it’s like the end of the game where you kind of get together, you shake hands, you start to, these are good people. That’s what it comes down to. They’re good people. They are people that when you talk to and you ask about what they’re interested in and you ask about what they are trying to achieve, they almost invariably start talking about patients and customers and solutions. Right? These are our, if we look at our purposes. Right? We talk about touching the life of every patient. It’s almost ironic how we have expanded that vision right around the time when we can now accelerate. And that word, I want you to really think about, it is accelerating the ability for us to reach this vision. Their vision. Helping all people live healthy lives. Sounds pretty darn similar, doesn’t it. Right? Very similar. What they want to do is be involved and touch the lives of patients all around the globe. They want to make them different. They want to make them better. They want to advance their care. So, they’re good people. And I think we are going to find over time that it’s gonna, it feels like one of us. Cause, I think that all starts with humans and it starts with cultural values and it starts with opportunities.

One of the things I went through before was how we use different terms and how we may view things a different way. I use medication management as an example. But I know that there are probably people in different parts of the business who are wondering well, what about me? How does that affect respiratory? Or, how does that affect different parts of IS, or etc. Because, clearly, there are certain lines that fit within that medication management. Instead of me using my words, let me just read you exactly from the script. I kind of lifted the script that they used yesterday in the conference call. CareFusion’s respiratory procedural solutions segments will expand our scope in those markets and together we will maximize outcomes in infection prevention, respiratory care and procedure effectiveness. Okay? What that basically says is that we have parts of our business that mate directly, we have parts that expand their vision and bring in more scale for them in different parts around the globe and they are excited about our businesses across our businesses. Okay, with that I told you that I would try to keep these remarks short and transition as quickly as we can to Q&A. Why don’t we start the Q&A process?

Jim Mazzola: Okay, thanks everyone. Jim and Tom do you want to join us? So, we are going to take questions in a few different ways, I want the people in the room, I’d like you to think about your questions and consider start queuing up. We got Mic stands here and Jim Lidell is in Vernon Hills and he is going to help us que up questions from the group in Vernon Hills, so bring your questions to the Mayor of Vernon Hills if you have them. We’ve got questions coming in via webcast that will be read from the back and also you can text them. So text BDCFN and your question to 22333. I know a lot of these questions that have come in already, I’ve got some pre-submitted ones have come into the CareFusion communication mailbox and we’ve kind of opened that as a channel if you’ve got things that are on your mind that your manager maybe can’t answer and you want to bubble up so please feel free to do that going forward as well.

Q. But, I think that the first one that is going to be on everyone’s mind, Kiernan I’m going to pitch it to you, is we’ve rightfully heard a lot of concerning questions from employees about job losses tied to this $250,000,000 synergy target that BD has talked about. So, what do we know so far and when and where does BD expect to deliver those cost savings?

Kieran Gallahue:

A. Yes, so, in any time that you put a merge together with two companies, inevitably there are lives that are impacted in that process. Right? And I don’t think we should shy away from that. They have publicly stated that they are looking for $250,000,000 in total synergies. They have said, publicly, that the first place that they want to go after that is actually on the cost of goods side. So, you want to go after, as an example, vendors that we believe that when we combine the two organizations that there should be a substantial amount of purchasing power. We’ve already made great progress, in being able to improve our procurement process, but this gives far greater heft and volume that shall allow us to go after that. They’ve talked about continuing some of the manufacturing footprint rationalization. You know that we have already announced that we have plants that are consolidating from New Jersey, Colorado and Ontario. Their intention would be to continue those processes. And, there is likely also gonna be an impact on those areas that are related to directly running public companies. There will probably be some of that. What they’ve said though and they’ve been very clear on is that they come in without a lot of preconceived notions. That they very much want to look at this, they have asked for as part of this integration process to have key members of CareFusion that are knowledgeable about people and processes and they are going to have the same thing from BD, and they want to put them together and they want to do a best of breed, if you will. So, what they have said is that they are not coming in and assuming that it’s all one team or another team. It’s, once you put those combined together, then that is where they are going to be looking for opportunities.

Jim Mazzola: Great, thanks Kieran. I want to make sure that while we are queing up questions in the room. I’m sure that there is some on your mind. We’ve got one that is coming out of Vernon Hills first. Yes, good morning Jim, let me introduce JJ real quick.

Woman (JJ):

Q. Yes, Kieran, thank you for speaking a little bit about the procedural solutions business. Can you delve a little bit deeper into how they look to approach those products that are outside of medication management? Because there has been a lot of focus internally and externally on how we fit with              strategy, but there are definitely products that extend beyond that. So can you go a little bit deeper into their initial thoughts.

Jim Mazzola:

A. JJ, I think what I heard was, tell us a little bit about how they are going to approach products that are in the interventional area outside of the capital products or the infection prevention products. So if I didn’t get that completely right please clarify that for us.

Kieran Gallahue: Hearing no clarification we will assume that’s correct. Yes, I think the first thing to recognize is that their use of medication management is different than our use of medication management. So, many of the products as an example that we have in the procedural solutions segment of the business fit within that definition, as well as most of what we have within the NSI fit within that definition. The other product lines, that’s why I read the quote, because I didn’t want to misquote what they said. What they believe is that they have the ability to use their market presence around the globe and they feel that, as an example, some of the respiratory disposables and respiratory products. Potentially, they mentioned biopsy products as an example. They believe that they have the scale and that can bring it to market more quickly. Now I’m sure they are going to take a full look at the portfolio, and they are going to understand where they have strengths and where they can accelerate most quickly. They are going to think about where they want to do registrations, where they don’t have registrations today and they are going to make decisions on where they are going to beef up R&D. But what they’ve said to us to date is that they like our full portfolio and everything is on the table as they look at the integration process.

Jim Mazzola: I agree. We have a lot of questions being texted in and we have a lot of questions presubmitted so I want to keep moving through them. But let’s go through the room first, we have one in the room here.

Man:

Q. Yea, my wife is a worrier by nature and when she first heard that we were being merged, she called me up yesterday morning and started asking me questions. One way I can help her I think, if it’s allowed, would be to email her some of the information that is currently on “engage,” is that allowed?

Jim Mazzola:

A. Yes. Actually as part of this process we have to file a lot of those documents. It’s a requirement. And so I’m looking to our Chief Legal Counsel Joan Stafslien and she is nodding her head in agreement with me so, I think you can feel free to do that. Please do.

Kieran Gallahue: Fair enough. I think this is a good example where the more information that we can put in your hands and your families’ hands, because you are really bringing up a very good point. This is not just about individuals, this is about families. Right? The more information that we can put into your hands, we’d like to do that. So, that’s a great suggestion. Okay. I want to keep moving through these and I’ve got another one here. Tom, I’m going to pitch to you.

Kieran Gallahue: There’s also going to be a public website isn’t there?

Jim Mazzola: There is a public website out there, that’s right, that links from our home page is a public website that has combined information about both companies and the proposed merger.

Kieran Gallahue: So, instead of just having an email around you may want to personally visit and also have your family visit that site as well. Tom, this is coming up a lot and I thought I would get your perspective on it as well, certainly medication management seems like an important area so I would love your perspective on your conversations with media about how the two fit together. But, in addition to that what’s less clear is how ventilation RDX fits into the strategy so is there anymore you want to say on that than what we have already addressed?

Tom Leonard: This is starting with the end of the question around ventilation RDX, there’s vital signs, restaurant disposables, and even Met 9. I think everyone should know that while BD as any of us would have done has gone very quickly and very simply to what was a key driver around medication management the key synergy and something easy to talk about, they’ve taken a profound interest in all of our businesses, every single business benefits from the combination. How many years have we sat here and lamented the fact that we’re sub-scale in nearly every market around the globe except for the U.S. and perhaps the UK, and they give us the ability to drive all of our products to every one of those markets. And how many times have we talked about in the U.S. the fact that our customers have told us they want to do business with fewer companies and have more strategic relationships with them. Every one of our businesses benefits from our ability with our scale with the amount the customers would buy from this combined entity, every one of our businesses will benefit from that. But you should know, we’ve talked about ventilation and our scale, our leadership position there, our leadership position in our restaurant disposable business, they recognize the benefit of being a market leader and they appreciate that. Even Metline, which even seldom gets talked about in even our own town hall because we can’t mention every business line and every product in every town hall, they have a profound interest in how they can take that product line globally since it matches up very nicely with their diagnostics business. So what we’ve talked about mid management, they’ve talked about mid management, the first and easiest talking point for them, because there are a lot of synergies between our perspective businesses, they’ve really shown a tremendous interest in learning more about and putting their commercial power behind the fullest end of our product line.

Jim Mazzola: Great, thanks. Jim, I’m going to go to you, there’s a couple of questions and maybe you can answer these both. I really have a lot coming in via text and I really want to keep moving through them. But, one is if a deal makes so much sense, why do you think it took investors and analysts by such surprise, and a second one, and we will come back to you, what will happen to the Torrey View campus?

Jim Hinrichs: Ummm, that’s loud. Kieran always tells me my voice carries. Ummm, the question was why did it take investors by surprise? Strategically, the deal makes sense. I think it’s more mindset of the two companies that have been publicly communicated before the deal was announced. Beckton Dickenson had been a, as I menioned, a plug in, kind of tucked in acquiror, they had been buying two, a hundred million dollar companies, four hundred million dollar companies, and they’d been very public about saying that’s the path that they were on. You know, plug in acquisitions. If you go back and look at their transcripts of their earnings calls for the last couple of years, you know, they talk about doing more plug in acquisitions along the lines of what they’d already done. At the same time we had been out there very publicly saying we need to globalize this company, we need to create scale, and we’re going to use our balance sheet and go and go acquire other companies in order to do that. So, I don’t think anybody had put the two together based on those two public statements, no company, no analyst or investor had ever thought these two companies would come together in the way they did. As soon as we announced it the light bulb went off, in much the same way the light bulb went off for us when we first sat down with them, and we sat down and realized what they had and what we had and how very complementary they were. So I think it’s just as simple as that.

Kieran Gallahue: I think color on that. It’s, I saw a quote that it’s the 20 times the size of the largest acquisition they’ve done to date. I haven’t fact checked that, but I think that would probably be accurate. And the second point is, it was very clear that we’re a great company and we didn’t need, we weren’t in a position that we needed anything, right? We were fine the way we were. And so, as opposed to, you know, companies that are floundering, or obvious, you know, have obvious problems, ahh, it’s an acquisition target. You know, we came at it from a position of strength.

Jim Mazzola: Absolutely. [Cross talk] And let me explain it a little bit, Jim. There’s a lot of questions coming in understandably about what’s going to happen to our San Diego facilities and likewise what’s going to happen to our Vernon Hills facility, so just whatever you can share around…

Jim Hinrichs: Sure, it’s all, I mean this is still information that’s still coming out. They have said they’re committed to maintaining a presence in the areas where we have people particularly in San Diego. Um. We own the land, we own the buildings. My assumption is that that’s, where people, the commitment to staying in San Diego, people will continue to stay in those buildings. I don’t know, it’s not my decision, frankly. But that would be my hunch right now.

Kieran Gallahue: I think it’s important. Just like with medication management they have to simplify the message, right, they couldn’t talk about all the businesses they’re interested in. Cause when you’re communicating you have to be crisp and say less. They focused, they specifically said that they’re committed to being in San Diego. You know, if I’m somewhere else in the world I say well what does that mean, you didn’t mention me. You know, does that mean you’re not committed here? I would not read into that. They are approaching this from the perspective we’re the brain trusts, we’re the value. When we put these things together, you know, what’s the greatest opportunity. So, I know it’s easy to read into things. And I would perhaps as well. But, I encourage you not to. It’s all going to come out in the integration process.

Jim Mazzola: OK. I’m going to go to the room and just second what is two quick web questions. One is what happens to the CareFusion brand? BD has said they have a master brand strategy similar to what we have so we should expect that we’ll go to market underneath the BD brand. And then below that there’s no way they’re going to want to confuse the strength of our pixa solar, some of our product brands and whether CareFusion remains in certain areas I think remains to be seen in this part of the integration planning process. The second one is why didn’t we buy BD?

[Laughter and applause]

Speaker

I uh…

Speaker

It’s not over yet.

Speaker

It’s not over yet. I was going to say because we can’t afford them?

[Laughter]

Speaker

Some of you saw me typing up here. Okay, let’s throw the question in the room back here.

Speaker

Thank you. It was just asked. I was curious if the CareFusion brand name will continue to live on or if it’s going to be phased out. It sounds like it’s going to continue for a while or indefinitely?

Kieran Gallahue: Uh, I think it’s better to say that we don’t know and that’s got to come out through integration planning. So, you know, I don’t think we should speak for them at this point.

Jim Mazzola: Umm. So let’s go to this other web question. Were there other companies looking to acquire us? And, can you talk at all, Kieran or Jim, about just kind of the process we’ve gone through?

Kieran Gallahue: Yeah, so, look we weren’t for sale, right? So I think you’ve got to start with the idea that all of our energy was sort of a lean forward energy, how do we acquire, where do we grow, where do we invest? BD approached us, alright, and they saw it and as Jim said, and Tom was very engaged in the process, you know, the more you kind of look at this, the more you said wow this makes a lot of sense. So we had a, our board, you know, has gone through a very diligent strategic review over time. We looked at all the opportunities of companies for us to acquire and as I mentioned before then we compared it with this option that BD presented with us and we think that, we got a fairness opinion on it, and you know it seemed like it was a very good transaction for all of those involved.

Jim Mazzola: I want to keep moving, I want to get Tom back into the action, then Joan I’m going to ask you to talk about shareholder lawsuits. But Tom, this question has come in about, actually I’ve got three texts on it and one came in via the web. How is this different from being a division of Cardinal Health? And you joined Cardinal Health before the spin-off and maybe give a perspective on how you think it’s different.

Tom Leonard:             is a wonderful, wonderful company. But they’re a wonderful drug distributor. And when you’re a drug distributor you’re not a product company. And when you’re a drug distributor every cost is bad because you work on the most razor thin of margins. And so, under Cardinal Health, they treated us a lot like you would expect a drug distributor to treat a business like ours, that they didn’t fully understand. They cut costs all over the organization, and as we went to spin, our R&D spending as a percentage of revenue was razor thin. Our investments in our customer service teams was razor thin. They just never fully understood how to run these businesses. And as a result they realized they could unlock value from spinning us. BD is no Cardinal Health, they’re a product company like us. You know, Kieran pointed to the fact they actually spend more on R&D on a percentage of revenue than we do. They have the same DNA that we do. So this is not a case of you know out of the frying pan and now back into the fire. They are like us, they appreciate the same things that we appreciate. They understand where value is driven, so for me there’s no comparison between the two.

Jim Mazzola: I think that’s a key distinction. Thank you. And Joan a lot of questions coming in about we see things online about shareholder lawsuits and can you give us some perspective on what employees should read into that or expect from that?

Joan Stafslien: Sure, we’ve seen the same press releases going out from the different law firms and it’s really not a surprise. If you look at transactions like this, like mergers, history would tell you that pretty much every one of them faces a lawsuit that derives from that litigation or from the merger itself. And we’re not expecting anything different here. But, at the same time the merger will still continue to go forward, we’ll defend against the litigation simultaneously with the merger, but we fully anticipate we’ll complete the merger and we’ll work on the litigation separate from it.

Jim Mazzola: Great. Thank you Joan. Kieran, I’ll give you a quick one also, but maybe I’m going to broaden it a bit. The question is who will be CEO, and so I want you to address that, but maybe you can just talk about, you know, kind of the management, your management team and how you’re thinking about, you know, who will be in which roles.

Kieran Gallahue: Yeah, so, every ship needs one captain and there should be no confusion on that. So, we will continue to lead CareFusion as an independent company. Absolutely no overlap with BD until the close. And that’s very important, by the way, and we’re going to re-visit that concept before we leave each other. After the two companies combine, Vince Florenza, who is the CEO of BD, will become the CEO of the combined organization. Below that, and this is a good example of where there’s, there’s going to be mis-communication and confusion by the way, throughout this entire process and we’re going to try and minimize it. There is some around even my senior team and through the whole organization. I was on the phone this morning at five in the morning with Vince because you know we talk every day just trying to make sure we’re coordinated. He wants to reinforce that there’s been zero decisions on people, other than me. Below that there have been zero decisions on people and roles that they’ll play within the organization. They want to get to know people and they want to make that determination over time.

Jim Mazzola: Great. I’m looking at the room if there’s other questions I want to queue up. But let me go to, understandably there’s lot of questions around what does this mean for me, jobs, benefits, things like that. Kieran, do want to make a general comment about just how people should think about, how the integration planning process will work and when we’ll know things like that.

Kieran Gallahue: So, all right the way this has to operate, and we all want it to operate, is we are two separate companies and because it’s the right thing to do, because it avoids confusion and quite frankly it’s the legal thing to do. We have to operate as separate companies.             time what we want to do is make sure that there is as much information flowing at the right levels, right, and in the right way so that there can be informed decisions about pulling the band aid off as quickly as possible, integrating these companies and getting products to customers as quickly as they can, all right? So there’s going to be an integration team. They have a leader on their side, a COO, Bill Cozi, who’s going to be here in a couple of days and will be out in Vernon Hills tomorrow that we’re going to introduce. All right? Won’t be kicking around the hallways, maybe the last time that you see him for, you know, four or five months. But we want to make sure you had a face that you can put to it. Jim Heinricks is going to lead from our side because you know, virtually nobody in this company knows our organization and our people better than Jim, or has a network into find the right answers in this organization the way that Jim does. So we want to make sure that we have a very senior representation on both parts. We’re going to be sequestered so the team for that integration planning will be away from everybody else. It’s going to be a little bit uncomfortable because we would always want to give you updates, you know, every day or every week. It will not be practical because there’s going to be different things that are explored and then discarded, explored and discarded. So what I would encourage us to do is, what you need to know is there will be planning behind the scenes. You will be well represented. We as a team, and when I say that I mean BD and CareFusion, we, as a team, will be well represented with people who understand processes and people. They will make educated decisions, and at the appropriate time that information will come out. I don’t want to kid you though, that, you know, every week there’ll be an update on that, because, trust me, it will be more confusing. We need to focus on customers. We need to focus on patients and do our jobs until that comes out.

Jim Mazzola: Great. We got one question in the room here.

Woman: Based on the last comment, last question, comment about the decision for people and what’s happening. As a relatively new employee and a question I had on the Q&A document that was published yesterday, what is the criteria for the eligible employees that would get a severance package?

Jim Hinrichs: So, let me... I can jump in here for a sec. First of all there are a lot of HR questions, a lot of HR information to be disseminated. Mike Paolucci, who is our new head of Human Resources, has got a detailed package and presentation with information that will be relevant across all these         . So you know. What about benefits? What about paid packages? What about continuing? What about…what about people that are severed? Is there an enhanced severance benefit? All of those things are, uh, Mike has a presentation that he can walk us through. So we are going to be doing that over the course of the next couple of weeks. Certainly, everything has been considered and so all of that should be coming out in the next couple of weeks as Mike can get out in front of people, large groups, small groups and make sure that every individual knows what is possible for them. If I can take just a quick step back and I can just share, Joan, if you don’t mind, I want to share some comments that I made on this topic because we had a lot of people. I’ve met with my finance team. Uh, you know, the finance CareFusion team, yesterday and a lot of questions, very specific questions about, you know, what jobs are gonna stay, what jobs might leave, what about benefits and I, the whole, the comment that I made to that group and I will make it to this group as well is that you need to remember a couple of things. Number one, the deal is not closed. You need to maintain business as usual until the deal is closed. You need to remember that this is not a tuck in acquisition. This is a big, big, big deal for them. We are half their size, this is not a situation where there is going to be, it is not a situation where there is going to be a massive overlap. Our businesses compliment them as Kieran showed and our businesses are complicated and we know much more about them than they do and so there is going to continue to be a need for people that know the businesses, that have built these businesses for the last five years. The ending company from all of this is going to be a much bigger, much stronger, much more global company and that should create opportunities for lots and lots of people, employees in this company to continue to grow. In fact, maybe there may be more opportunities for a lot of people to grow. So I recognize that this is nervous. This creates nervousness. I recognize this is a little bit uncertain. The human need for certainty is great. And what I have counseled people that I have spoken with people individually is don’t let that basic human need for certainty and clarity force you to make a decision or push you to make a decision that otherwise, you know, might not be best decision for you. There’s things that are happening but nothing that is going to happen very, very rapidly. They are going to happen slowly and my advice, which I am trying to take for myself is that there is a lot of uncertainty for all of us is make sure you are measured and thoughtful and don’t jump into things and don’t force yourself to fill that need for certainty and clarity without knowing all the information which will be coming out over time, and so that would be the counsel that I, that is the counsel that I have given to lots and lots of people. It is advice I am taking for myself and I would suggest that, you know, that everyone kind of think about it that way and let some time pass and get all the information that you need before doing anything.

Jim Mazzola: Which is a good             where I think to just reinforce one more time that we are going to have people that some of us have met but very few have, here on Thursday in Vernon Hills tomorrow, actually. So it will be the management team, and as Kieran said earlier, you know, use this as an opportunity to come, get to know, hear their views, hear what they see, are they making a tremendous acquisition here, are they making one …[laughter]…so come hear their point of view about it. It will be interesting for everybody to learn a bit more about the vision that they will have for the combined company. We are technically out of time and so I think what I want to do is take this one last question in the room. I’ve got a final question for you Kieran and we will wrap that up. So go ahead Bettiann.

Bettiann: Great. Thank you. First off, I represent the medical system side of the business and I am a clinician. And I have two comments and then a question. One is, is that I think it is very thoughtful in terms of what it is that CareFusion and BD are doing. It’s a reflection of what is going in the industry in terms of consolidations of businesses and that our clients want to go to fewer vendors to contract with so compliments to the team because I think that is important. And then the second one and this is more from a clinical point of view, business studies tell you that whenever you are in a business that is mostly, especially mid-systems, the kind of the razor. The thing that gets the margin going is the ability to have razor blades. The reality, and then again, this is just my point of view is that BD basically manufactures the vessels that our medications are actually administered by. They are the syringes and so in reality, we have now created almost like a razor-razor blade company which is a very awesome compliment. So I think it is a really neat opportunity and I personally am very excited because I see that this is the way that things need to go. My question is that we are already getting many, many questions from our clients, when might we have our medication management strategy somewhat clear so we can somewhat start at least messaging to our clients what that is going to look like and what it means for them?

Jim Mazzola: Someone want to take that one?

[laughter]

Tom Leonard: We are all looking at each other wondering who is going to take that one. So you actually, Bettiann, said, you described the goal behind medication management and the strategy which was again a big driver for the initial discussions between the companies. I think you’ve described it already better than any of us have and more succinctly than any of us have throughout the process. But you are exactly right this goal of, they’re all on the front end process with generic injectable drugs and with the vessels, as you called them, the things that hold the drugs. We are managing the drugs from the time they come into the hospital to the time they are safely administered to a patient. Whether they are oral solids small line injectables or IV drugs. They’re one piece of the puzzle and we’re the other. We have not defined exactly all the things we can do together. In our very earliest of discussions, what we did see was there were a lot of complements between the businesses and probably that the best way to achieve some of the power of what we could do by matching their side with our side was actually to put these two companies together. So we have many ideas. Many ideas. Nothing that is ready to be put in front of a customer today. So, I think today we need to continue to focus on strength of the medication management message that you have already been taking to market. I think today we need to rely on exactly the messages that we have given you, that are approved, both sides have approved for our customers and, you know, trust in the fact that we see the same synergies that you just articulated. I am very excited for what that means for the combined company.

Jim Mazzola: Great. Thank you. Really quickly. A dozen questions or so on what happens to the CareFusion stock. CareFusion stock was not trading when the mergers closed. You will receive plenty of information if you are a shareholder about how that will occur, so we won’t go into details here. Kieran, another really quick one that I would like you to address is probably ten questions is what does “business as usual” mean? How do we operate as business as usual.

Kieran Gallahue: Well, I think this falls right on the outside. It is a good actual time to talk about. Those questions are going to ask HP as an example. Today, tomorrow, the next day, you are doing your job just the way that we have always done. And if I can speak directly to the commercial organization. It is always hard when you are a field-based individual because you don’t get to come to these group meetings. You listen in on a webcast or over a phone. Every one of you needs to still walk into those customers, position our products the way that we have been positioning our products, winning the way we have been winning, including in those very small cases where for instance in catheters or in our king safety area. We need to be playing the game as hard as we can every single day of the week. We are a separate company. We need to continue to serve our customers and our patients and there will be lots of mental time where we will dream about how good this is going to be when we come together and what those products look like or solutions, but we cannot project that or talk that with our customers. “Business as usual” means business as usual. There may be some circumstances that, and those will likely be kinds of decisions that would rise up to the senior level anyway, where we are talking about a big capital investment. Those cases we may make a decision that is not appropriate to make those large capital investments in the near term because it may not coordinate well over time or we may even, as part of the merger agreement, we have some restrictions on some very large, 99.9% of what you’re doing is just keep doing exactly what you’re doing. If you’ve got a question, raise it up to your manager. Your manager can come to the integration team and they can answer it for you. But assume and err on the side of doing your business as usual.

Jim Mazzola: Okay. So let me go to the last question then and then, you know, I think recognizing that everybody is going to go through a change curve at different times, at different places. But let’s leave it on, you know, give us a short, short thing from each of you on what you are most excited about, most potential you see in a combination like this and maybe we will finish on you Kieran.

Kieran Gallahue: Okay.

Jim Mazzola: So how about we starting with you Tom.

Tom: We have tried for the last couple of years to invest in growing our business outside of the U.S. and out here, it is amazing how painfully slow it has been, you know, one market at a time, one liter at a time, one dollar invested at a time. I am thrilled at our chance to finally super-charge the growth of these businesses outside of the U.S. in ways it would basically have taken us another decade to get to where they can take us tomorrow.

Jim Mazzola:

Thanks Tom. Jim…

Jim Hinrichs: Same thing. I mean when we sat down with these folks, we saw what they had in their organization, what they were capable of, and how beautifully it fit with what we were trying to do, a light bulb literally went off over my head and I couldn’t be more excited about the prospects to allow CareFusion to achieve its aspiration in a much more rapid fashion than it ever could have on its own. The second thing is, and I know I’ve only been given one. The second thing is these are good people. These are people that look at, talk like us. They operate like us. They are focused on execution. They are thoughtful. They have the same values we do. I think those two things make me super excited about the combination of these two companies.

Jim Mazzola: Thanks. Jim

Kieran Gallahue: They’re not as funny as you we are.

Jim: No, no, no. God no.

[Laughter ]

Jim: It’s ridiculous

Jim Mazzola: Is it possible? Really?

Kieran Gallahue: [chuckles] Yeah. For me it is acceleration and opportunity. So it is those two things. What has been really wonderful is they’ve look at our technologies, our product lines. They have talked about how much they admire the team and what this team has been able to accomplish in a very difficult, you know, we forget sometimes that the whole spin-out and all the changes that we were going through, how during that whole time period and virtually every business we were growing market share, you know. Uhh, and you shouldn’t, shouldn’t, uhhh forget the fact that people from the outside look at that with amazement and with admiration. So for me this is the vision of touching every patient’s lives around the world. It moves from some really long term aspiration into something that I think is very, very real and growth means opportunity for people.

Jim Mazzola: Right.

Kieran Gallahue: Growing companies allow us to do more things to advance both professionally and personally and I think this is going to be acceleration and I think this is going to be opportunity.

Jim Mazzola: Great. Thank you everyone. So this is uhh we have another town hall as I said again on Thursday. so please be here in Vernon Hills tomorrow, here Thursday, globally to hear more from the BD team.

Kieran Gallahue: (faded speech)…role… regions around the globe, there is going to be some regional leaders that are going to connect and begin the communication process as well.

Jim Mazzola: Right. But there will be plenty of communication. We will have a lot of questions in time. So keep engaged, keep asking questions and we will talk to everyone on Thursday.

Kieran Gallahue: Thanks everybody.

[clapping]

End.

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions;

uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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